CM 3.17

BB 3/4

04003240

ATES
NGE COMMISSION
C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH, D.C.
158

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50707 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE GROUP MANAGEMENT, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite C-141
(No. and Street)

Lake Success (City) | New York (State) | 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Casella (516) 358-2338
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Megale, Frank
(Name – *if individual, state last, first, middle name*)

9 Alden Avenue (Address) | N. Valley Stream (City) | NY (State) | 11580-1001 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, PAUL CASELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE GROUP MANAGEMENT, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING Director

Title

Notary Public

DONNA MARIE MONAHAN
NOTARY PUBLIC, State of New York
No. 4723367
Qualified in Nassau County
Commission Expires Dec. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~XXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MILESTONE GROUP MANAGEMENT LLC

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

DECEMBER 31, 2003

**Milestone Group Management LLC**

**Table Of Contents**

# *FRANK MEGALE*

***CERTIFIED PUBLIC ACCOUNTANT***

*MEMBER*
*AICPA*
*NYSSCPA*

**9 ALDEN AVENUE**
**N. VALLEY STREAM, NY 11580-1001**
**(516) 285-4839**
**FACSIMILE (516) 285-0932**
**E-MAIL MEGALECPA@AOL.COM**


## Independent Auditor's Report

Board of Directors
Milestone Group Management LLC:

I have audited the accompanying statement of financial condition of Milestone Group Management LLC (the Company) as of December 31, 2003, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Group Management LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FRANK MEGALE, CPA
N. Valley Stream, New York
February 13, 2004

Frank Megale, CPA

**Milestone Group Management, LLC**
**Statement of Financial Condition**
**December 31, 2003**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 103,045 |
| Receivable from clearing broker | 228,607 |
| Other receivable | 32,781 |
| Prepaid expenses | 47,613 |
| Other asset | 3,300 |
| TOTAL ASSETS | $ 415,346 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 254,323 |
| Total Liabilities | 254,323 |
| Members' equity | 161,023 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 415,346 |

*The accompanying notes are an integral part of these financial statements.*

**Milestone Group Management, LLC**
**Statement of Income**
**For the year ended December 31, 2003**

| | | |
|---|---|---|
| Revenue: | | |
| Commission income | $3,157,189 | |
| Riskless principal transactions | 45,754 | |
| Other income | 1,061 | |
| Total Revenue | | $3,204,004 |
| | | |
| Expenses: | | |
| Compensation and related costs | $2,108,103 | |
| Administrative service fees | 480,000 | |
| Floor brokerage and transaction charges | 195,392 | |
| Legal settlement | 175,000 | |
| Professional fees | 60,240 | |
| Regulatory fees | 55,555 | |
| Rent | 28,814 | |
| Telephone | 9,444 | |
| Stationery and supplies | 6,330 | |
| Postage and messenger | 5,713 | |
| Miscellaneous | 5,229 | |
| Equipment rental | 2,996 | |
| | | 3,132,816 |
| | | |
| Net Income | | $ 71,188 |

*The accompanying notes are an integral part of these financial statements.*

**Milestone Group Management, LLC**
**Statement of Changes in Members' Equity**
**For the year ended December 31, 2003**

| | |
|---|---|
| Members' equity as previously reported at December 31, 2002 | $ 159,336 |
| Prior period adjustment | (85,637) |
| Members' equity, restated, at December 31, 2002 | 73,699 |
| Capital contribution to members' equity | 19,667 |
| Net income | 71,188 |
| Members' distributions | (3,531) |
| Members' equity at December 31, 2003 | $161,023 |

*The accompanying notes are an integral part of these financial statements.*

**Milestone Group Management, LLC**
**Statement of Cash Flows**
**For the year ended December 31, 2003**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 71,188 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Prior period adjustment | $ (85,637) | |
| (Increase) decrease in operating assets: | | |
| Receivable from clearing organization | 4,401 | |
| Other receivable | (32,781) | |
| Prepaid expenses | (22,060) | |
| Increase (decrease) in operating liabilities: | | |
| Securities sold, not yet purchased, at market valu | (66,115) | |
| Accounts payable and accrued expenses | 182,255 | |
| Total adjustments | | (19,937) |
| Net cash provided by operating activities | | 51,251 |
| Cash flows from investing activities: | | |
| Organization costs | | |
| Net cash from investing activities | | 0 |
| Cash flows from financing activities: | | |
| Capital contribution from members | 19,667 | |
| Members' distributions | (3,531) | |
| Net cash used by financing activities | | 16,136 |
| Net increase in cash | | 67,387 |
| Cash at beginning of the year | | 35,658 |
| Cash at end of the year | | $ 103,045 |
| Supplemental cash flows disclosures: | | |
| Interest paid | | $ - |

*The accompanying notes are an integral part of these financial statements.*

## Milestone Group Management LLC

## Notes To Financial Statements

### NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Milestone Group Management LLC (the Company), a New York Limited Liability Company created on July 31, 1997, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***a. Cash and Cash Equivalents***

The Company considers as cash equivalents highly liquid investments with original maturities of less than ninety days.

***b. Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

***c. Concentration of Credit Risk and Off Balance Sheet Risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company maintains its cash balances at financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation for up to $100,000. At times, the cash balance may exceed federally insured limits.

### *d. Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis.

### *e. Income Taxes*

The Company is a Limited Liability Company for Federal and New York State income tax purposes. As such, the members are individually liable for Federal and State taxes.

## NOTE 3 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under rule section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $106,674 which was $89,719 in excess of the minimum net capital requirement of $16,955. The Company's ratio of aggregate indebtedness to net capital was 2.38 to 1.

## NOTE 5 – RELATED PARTY TRANSACTIONS

### *Administrative Services Agreement*

The Company had an administrative service agreement with Milestone Holdings, LLC ("Holdings"). This administrative service agreement was terminated on August 31, 2003. Holdings is a related entity as it is the parent (majority owner) of the Company. Holdings furnished administrative and other services to the Company for a monthly fee. In addition, Holdings paid for most of the Company's expenses. The Company was required to reimburse Holdings for the expenses monthly. Administrative fees paid to Holdings for services rendered from January 1, 2003 through August 31, 2003 totaled $480,000. At December 31, 2003, the Company owed Holdings $18,982 and had a receivable from Holdings for $32,781.

## NOTE 6 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2003, a change was made to the Company's members' equity to account for under-accrued operating expense in the year ended December 31, 2002. The adjustment decreased the net income for the year ended December 31, 2002 and members' equity by $85,637.

**Milestone Group Management, LLC**
**December 31, 2003**

**Schedule I**
***Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission***

| | | |
|---|---|---|
| Net Capital | | |
| Total members' equity | $ 161,023 | |
| Total members' equity qualified for net capital | | $ 161,023 |
| Total capital and allowable subordinated borrowings | | 161,023 |
| Deductions and/or charges | | |
| Nonallowable assets | | |
| Prepaid expenses | 47,613 | |
| Other assets | 3,300 | |
| | 50,913 | |
| Other deductions and charges | 3,411 | |
| | | 54,324 |
| Net capital before haircuts | | 106,699 |
| Haircuts on securities: | | |
| Money market | 25 | |
| | | 25 |
| Net capital | | $ 106,674 |
| Aggregate indebtedness | | |
| Accounts payable and accrued expenses | $ 254,325 | |
| Total aggregate indebtedness | | $ 254,325 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ 16,955 | |
| Net capital requirement | | $ 16,955 |
| Excess net capital | | $ 89,719 |
| Ratio: Aggregate indebtedness to net capital | | 2.38 to 1 |

There is no material difference between the above computation and the computation included in the Company's corresponding Form X-17A-5 Part IIA filing.

**Milestone Group Management, LLC**
**December 31, 2003**

**Schedule II**
***Computation of Determination of Reserve Requirements***
***Under Rule 15c3-3 of the Securities and Exchange Commission***

**Schedule III**
***Information relating to Possession or Control Requirements***
***Under Rule 15c3-3 of the Securities and Exchange Commission***

**Schedule IV**
***Schedule of Segregation Requirements and Funds***
***in Segregation for Customers' Regulated***
***Commodity Futures and Options Account***

The Company is exempt from SEC Rule 15c3-3 under rule section (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, the three above referenced schedules are not required.

*FRANK MEGALE*
*CERTIFIED PUBLIC ACCOUNTANT*
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

*MEMBER*
*AICPA*
*NYSSCPA*

Board of Directors
Milestone Group Management LLC:

In planning and performing my audit of the financial statements and supplemental schedules of Milestone Group Management LLC (the Company), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by any one other than these specified parties.

Frank Megale, CPA

FRANK MEGALE, CPA
N. Valley Stream, New York
February 13, 2003